Exhibit 99.1 Form 6k -LVH February 13, 2007

Dynasty and Las Vegas Sign Gaming

Software Cross- Licensing Agreement

Montreal & Vancouver, Canada…..13 February 2007…..Dynasty Gaming Inc. (TSXV: “DNY”) and Las Vegas From Home.com Entertainment Inc. (TSXV: “LVH”) today jointly announced the signing of a licensing agreement that will enable both companies to cross-license each other’s gaming software. For Dynasty, this will mean being able to provide its own Mahjong game together with LVH’s full suite of very popular Asian-style specialty games (including 13-card poker [Poker 13 Zhang], Big 2 and Super Big 2 [Chu Da Di / Da Lao Er], and Fight-the-Landlord [Dou Di Zhu]) to all of its marketing channel partners in China. These games, developed by LVFH, are ready for immediate integration.  Simultaneously, Las Vegas From Home will be able to promote and license Dynasty’s Mahjong gaming software, together with its own games, to its customers in Asia.  Under terms of this agreement, both companies will participate in a revenue sharing formula.

“This cross-licensing agreement with LVH greatly expands our suite of online gaming content, as well as our revenue generating potential,” stated Albert Barbusci, chief executive of Dynasty Gaming.  “The quality of LVH’s gaming software is very high and we are confident that the important Chinese firms with whom we have signed marketing agreements, including Sohu, Junnet, SSI, Betex and Sun Media will add these very popular Asian games to their entertainment sites.”

Jake Kalpakian, President of LVH, stated, “Mahjong is enormously popular in Asia and, coupled with the strong marketing and distribution network Dynasty has established, this cross-licensing of our respective games will provide both companies with significant competitive advantages.”

About Dynasty Gaming Inc.

Through its wholly owned subsidiaries, Dynasty Gaming is aggressively pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong software. Success to date includes the establishment of a relationship with Beijing Junnet Science and Technology Company Limited (www.junnet.cn), one of the largest prepaid card distributors in China, for the marketing and distribution of prepaid cards for accessing a play-for-points version of Mahjong on sites in China.  Dynasty has also entered into a formal agreement with Sohu.com Inc. (www.sohu.com), one of China’s most widely used interactive online sources for information, entertainment and communications incorporating a leading portal with more than 100 million registered users.

Dynasty’s relationship with Sun Media Investment Holdings Ltd. (www.chinasunmedia.com), China’s largest privately owned multi-media provider, represents a powerful channel through which to create enhanced awareness of an online version of Mahjong, a national sport in China. Agreements also exist with Betex (www.betexgroup.plc.uk) covering sports lotteries and SSI (www.sino.com) covering welfare lotteries, which further expand the range of distribution channels through which Dynasty-sourced content will be marketed and managed in China.  Commencement of multi-site online play of Mahjong in China is expected to begin by March 2007.  Competition for seats at a World Cup of Mahjong event, scheduled for the second quarter of 2007 in Macau, PRC, will serve as an incentive for a large universe of players.

Dynasty Gaming’s 91.6 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com.

About Las Vegas From Home.com Entertainment Inc.

LVFH is an e-gaming software developer specializing in internet and land based multiplayer games for the Asian market. Software provided by LVFH is available in multiple languages and multiple currencies, giving gaming operators the tools they need to succeed in the Asian e-gaming marketplace. LVFH's mission is to continue to develop innovative software for the Asian markets that is enjoyed by players and that delivers great results to operators.

LVFH does not permit its software to be used to accept wagers from the USA or Canada. For more information, visit our updated website at www.lvfh.com .

LVFH is a Canadian publicly listed company trading on the TSX Venture Exchange (symbol LVH), the US OTC Bulletin Board (LVFHF), and on the Frankfurt and Berlin Stock Exchanges (LVH).

For Additional Information Contact:

Albert Barbusci Dynasty Gaming Inc. (514) 288-0900 Ext. 224	Thomas Walsh Alliance Advisors, LLC (646) 415-8321	Jake Kalpakian Las Vegas From Home.com Entertainment Inc. (604) 681-0204 ext 6105

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

Forward-looking Statements

This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com